SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

______________

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 19)1

Xerox Holdings Corporation

(Name of Issuer)

Common Stock, $1 par value

(Title of Class of Securities)

98421M 106

(CUSIP Number)

Darwin Deason

SCOTT LETIER

3953 Maple Ave, Suite 150

Dallas, TX 75205

(214) 378-3600

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 30, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

1         The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS Darwin Deason
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3 to the Original Schedule 13D)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,283,657*
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 15,283,657*
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,283,657*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%*
14	TYPE OF REPORTING PERSON IN

* Includes 6,741,572 Shares issuable upon the conversion of 180,000 shares of Xerox Holdings Series A Preferred Stock, par value $1.00 per share (the “Series A Preferred Stock”). Prior to any conversion of the Series A Preferred Stock, the holder of the Series A Preferred Stock has the right to vote together with the Issuer’s Shares, as a single class, on all matters submitted to the shareholders of the Issuer, but the Series A Preferred Stock will only be entitled to one vote for every ten Shares into which the Holdings Series A Preferred Stock is convertible (rounded down to the nearest whole number of votes).

This amendment No. 19 to Schedule 13D relates to the Schedule 13D filed on January 17, 2018 for Xerox Corporation (the “Original Schedule 13D”) by the Reporting Person (“Amendment No. 19”). On March 7, 2019, Xerox Corporation announced plans to create a new public holding company, Xerox Holdings Corporation, a New York corporation (the “Issuer”), by implementing a holding company reorganization (the “Reorganization”). Upon completion of the Reorganization on July 31, 2019, the Issuer became the successor issuer to Xerox Corporation pursuant to Rule 12g-3(a) under the Securities Exchange Act of 1934, as amended. Capitalized terms used but not defined in this Amendment No. 19 shall have the meanings set forth in the Original Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On April 29, 2021, the Issuer and Mr. Deason entered into a Registration Rights Agreement (the “Registration Rights Agreement”), a copy of which is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

As of the date hereof, the Reporting Person may be deemed to beneficially own, in the aggregate, 15,283,657 Shares, including 6,741,572 Shares issuable upon the conversion of 180,000 shares of Series A Preferred Stock, representing approximately 7.7% of the Issuer's outstanding Shares (based upon the 191,947,343 Shares stated to be outstanding as of March 31, 2021 by the Issuer then adjusted to include the 6,741,572 shares issuable upon conversion of Mr. Deason’s preferred shares).

A.	Mr. Deason

(a)	Mr. Deason beneficially owns 15,283,657 Shares, including 6,741,572 Shares issuable upon the conversion of 180,000 shares of Series A Preferred Stock*.

Percentage: Approximately 7.7%

(b)	1. Sole power to vote or direct vote: 15,283,657*
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 15,283,657
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Deason has not entered into any transactions in the Shares during the past sixty days.

*Prior to any conversion of the Series A Preferred Stock, the holder of the Series A Preferred Stock has the right to vote together with the Issuer’s Shares, as a single class, on all matters submitted to the shareholders of the Issuer, but the Series A Preferred Stock will only be entitled to one vote for every ten Shares into which the Holdings Series A Preferred Stock is convertible (rounded down to the nearest whole number of votes).

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Person is, for purposes of Section 13(d) of the Act, the beneficial owner of any securities of the Issuer that he does not directly own. The Reporting Person specifically disclaims beneficial ownership of the securities reported herein that he does not directly own.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

The disclosure set forth above in Item 4 is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

99.1	Registration Rights Agreement dated April 29, 2021.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 30, 2021

By:	/s/ Darwin Deason
Darwin Deason